SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  FORM 10 - SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
    Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
                             Commission File Number

                               IVISION GROUP, LTD.
                               -------------------
     (Exact  name  of  registrant  as  specified  in  its  charter)

                 Nevada                                  87-0609893
--------------------------------------------------------------------
(State  or  other  jurisdiction  of  incorporation)   (I.R.S.  Employer
                                                     Identification  No.)

1 Westmount Square, Suite 650   _Montreal, Quebec (Canada)          H3Z 2P9
----------------------------------------------------------     -----------------
 (Address  of  principal  executive  offices)                     (Zip  Code)

Registrant's  telephone  number,  including area code:  (888) 600-4847, ext. 204
                                                      --------------------------
Copy To:

J. G. McAllister
1487 East Thistle Downs Dr
Sandy Utah   84092
PH:  (801) 572-6610

Securities  to  be  registered  pursuant  to  Section  12(b)  of the Act:  NONE

Title  of  each class                         Name of each  exchange  on  which
To  be so registered                          Each class is  to  be  registered
       N/A                                                  N/A

        Securities to be registered pursuant to Section 12(g) of the Act:

            Common Stock       11,509,000              $0.001 par value
          (Title of class)


THE AGGREGATE MARKET VALUE OF VOTING STOCK HELD BY NON-AFFILIATES OF THE
REGISTRANT   AS OF NOVEMBER 30, 1999 -                       $3,929,000

                            This is one of  25 pages.
                            Exhibit Index on Page  24

THE  SECURITIES  AND EXCHANGE COMMISSION HAVE NOT REVIEWED THIS FORM. NOR HAS IT
--------------------------------------------------------------------------------
GONE  EFFECTIVE PURSUANT TO SECTION 12(G)OF THE SECURITIES EXCHANGE ACT OF 1934.
--------------------------------------------------------------------------------

IT  IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. ANY REPRESENTATION TO THE
--------------------------------------------------------------------------------
CONTRARY  IS  A  CRIMINAL  OFFENSE.
-----------------------------------



Part  I
Item  1  DESCRIPTION  OF  BUSINESS

     INTRODUCTION

     iVision Group, Ltd., a Nevada corporation (hereinafter "Registrant" or iVision Group") through its subsidiaries, designs, develops, and implements personalized business-to-business and business-to-consumer software applications accessed via the internet. Applications are built and customized to meet the needs of small, medium and large size companies for North American and European market.

iVision Integral, Inc., a Canadian corporation, was founded in March of 1998 with the objective of developing personalized interactive applications for television. When it became apparent that TV was not ready for large-scale adoption, management redirected its efforts and expertise towards the Internet, a medium that was experiencing phenomenal growth and had all of the technological pre-requisites for personalized interactive communities.

     iVision USA, a Delaware corporation, was founded in November 1998, was formed as the holding company for the ownership, in the United States, of all of the stock of iVision Integral, Inc.

                             A. GENERAL DEVELOPMENT

On January 27, 1999, iVision Group Ltd., a Nevada corporation, (f/k/a Engle Mining Co., Inc.; hereinafter the "Company" and/or "iVision" and the context may require) acquired 100% of the issued and outstanding shares of iVision USA Inc., a Delaware corporation, in exchange for 8,000,000 shares of Common Stock of the Company, and, based upon that exchange, the shareholders of iVision USA Inc. became the majority shareholders of the Company. As a part of that transaction, the remaining corporate officers and directors of Engle Mining Co., Inc., resigned their respective positions. Subsequent to the change in control, the majority shareholders of Engle Mining Co., Inc, authorized the change of the Company's name to iVision Group Ltd. (see, "Certificate of Amendment, Engle Mining Co. Inc." dated February 9, 1999, incorporated by this reference.) Note, that from December of 1988 to the January 27, 1999 (the date of the acquisition noted above), Engle Mining Co. was not engaged in any active business or venture.

The Company's common stock has been traded on the NASD Bulletin Board under the symbol "IVIG".

The  Registrant's  corporate  offices are located at 1 Westmount Sq., Suite 650,
Montreal, Quebec (Canada) H3Z 2P9. Phone number 1(888) 600-4847, Ext. 204., where the Company presently operates its two wholly owned subsidiaries, iVision USA, a Delaware corporation which is the operating company, and iVision Integral, a Canadian corporation which is the research and development operation.

                                   B. BUSINESS

     1.  PRODUCTS  AND  SERVICES

     The Company's business plan is to develop smart web sites on the World Wide Web for itself and for others. The Company defines smart web sites as communities which allow a member to obtain a personalized presentation and information based on his/her preferences. These web sites are considered "smart" because as a member increases the frequency of his/her visits to the site, the presentation becomes increasingly personalized to match the members' preferences. iVision has branded its "smart" sites as iVISION SMART-SIGHTS;
the Company is preparing appropriate trademark application. Through the Company's iSolutions division, communities will be established for third parties, sell and implement the BroadVision software and its own proprietary e-commerce and marketing modules.

Communities
     Members register for value added content, community interaction and privileges enabling the Company to know its customer's preferences and track their actions on the site and create individual profiles.

Infrastructure
     The Company exploits a powerful environment based on Sun hardware, Unix systems and Oracle databases which allow rapid development and real-time operation of large-scale, personalized Internet applications. These systems support large databases of users and content, high transaction volumes, intelligent agent matching and easy integration with external network systems. These characteristics enable the Company to quickly deploy secure, scaleable, and flexible dynamic Web-commerce applications.

     Instead of developing in-house programs, the Company sought out one of the most outstanding, high performance, one-to-one marketing software packages available: BroadVision`s One-to-One software. The use of third party software allowed iVision to gain a significant lead over its competitors and has allowed iVision to concentrate on the application of personalization software and technology rather than the development of software.

     BroadVision's  One-to-One  Enterprise  software has the following features:

- Designed for rapid development and real-time operation of large-scale, personalized Internet, Intranet, and Extranet business applications
- Contains tools for the development of applications with large user and content databases, high transaction volumes, intelligent matching and integration with existing business systems.
- Incorporates a suite of management tools to manage content and dynamically control application behavior.
- Allows development and deployment of secure, scalable and flexible e-commerce and knowledge management applications over the Internet or intranets.

     In addition to the capabilities of BroadVision software, the Company has developed its own proprietary modules which help facilitate the development of marketing campaigns, contests, coupons and many aspects of an electronic commerce transaction, such as ordering, shipping, customer support and inventory control.

Hardware
     The Company's technical architecture is based on SUN Enterprise Servers. These servers are some of the most compatible, scalable and reliable line of business servers. They are a single, binary-compatible product line featuring a range of servers that scale from one to 64 processors, all running the SolarisTM operating environment. The midrange servers of this family are the first in their class to offer data center-level RAS capabilities (RAS stands for Reliability, Availability and Serviceability) with dynamic reconfiguration and alternate pathing for online repair and configuration, which minimize both planned and unplanned downtime. All these systems use the UltraSPACR-II processor with clock speed at 300 to 400MHz and soon 500MHz. The High-end server of this family, the Sun Enterprise 10000 or Starfire, has the following characteristics :

-     Up  to  64  processors  at  400  MHz  each  with  4MB  of  cache.
-     Up  to  64GB  of  memory.
-     Up  to  20  TB  of  disk  array  with  RAID  capabilities.
-     On-line  hot  swap  of  boards,  power,  and  cooling  components.
-     Redundant  option  for  all  hardware  components.

Revenue  sources
     The  company  intends  to  derive  its revenues from two principal sources:

1)     iVISION  SMART-SIGHTS  (proprietary  online  communities):
i)     online  and  print  advertising  sales
ii)    online  marketing  campaigns
iii)   online  sale  of  products  and  services  (e-commerce)

     iVISION SMART-SIGHTS are the Registrant's proprietary communities that offer engaging content, services and products that are personalized to each members' specific preferences. The first iVISION SMART-SIGHT is CAMPLUS, a community that is designed to appeal to students between the ages of 18 and 35. CAMPLUS is marketed by distributing 500,000 copies of the CAMPLUS magazine to students on college and university campuses across Canada. Members receive a membership card, the magazine and access to the www.zonexy.com CAMPLUS
                                                        --------------
membership cards will enable the user to obtain discounts on products and services at participating merchants. To obtain discounts, members enter the CAMPLUS web site and print discount coupons or present their member cards directly at participating merchants.

2)     iSOLUTIONS  (web  business  consulting):
i)     development  of  personalized  interactive  web  sites  for third parties
ii)    hosting  of  web  sites
iii)   margins  on  third  party  software  sales

     The iSOLUTIONS division builds communities for third parties and for iVision. iSOLUTIONS applies the expertise gained in building its own communities to the development of communites for third parties. iSOLUTIONS also sells and implements BroadVision software and its own proprietary e-commerce and marketing modules. On larger projects iSOLUTIONS intends to partner with established software integrators.

     The Company's e-commerce modules function with BroadVision software and permit integrated infrastructure management, sales and marketing support in e-commerce transactions. These were designed to allow greater communication between on-line payments, web-based call centers, billing and accounting, and warehouse and inventory.

     The Company also plans to offer integrated sales and marketing support that will enable targeted affiliated programs with custom storefront, customer support and interactive personalized marketing campaigns, chat rooms, discussion groups and web based e-mail.

     iVision hosts' and operates the web applications in its own data center. Applications are configured to meet the needs of clients and they are packaged with Internet access, security, back-up and operational support. Clients will purchase access and use of the application from iVision. Four types of fee options are expected to generate revenues for iVision:

     Clients pay a consulting fee for the design, customization, and development of Web applications.
     Clients  pay  a  monthly  fee  for the hosting and use of Web applications.
     Clients  pay  user  fees,  which  are  based  on  traffic  usage.
     Monthly fees are applied for the ongoing support and operation & maintenance of the application.

     iVision specialized network was developed exclusively to host the customize Web applications. The network incorporates a high level of redundancy and enables real time back up of client sites. As a result, our clients benefit from superior response time and solid reliability.

     iVision has begun to build an inventory of proprietary libraries through work done in previous projects. iVision service offering presently includes a catalog of proprietary modules, a tested IT based development and production process as well as a team of trained resources. These service elements provide iVision with a unique competitive advantage over the competition.

     The Company has also developed solid expertise in the areas of personalization, interactive marketing, and Web site design and production. The nature itself of iVision leads to many commercial Services and products and many commercial opportunities. While one of the major competitive advantages of iVision comes from its ability to offer the full range of services to its prospective customers, on a turn key solution basis, it has also the ability to exploit one or more of its full package services to generate revenues and to attract competitors' customers and to gain name recognition.

     iVision is capable of providing a wide range of consulting services, to include: defining, developing and implementng E-business applications in client organizations. Other services include project analysis & project planning, project management, application development, testing, and back-office integration. iVision provides multimedia design and production services which are used to develop corporate Web interfaces. Services include; storyboarding, interface design, graphic production, Web programming, and content development. Services. These services will be billed on a per-project or hourly basis.

     Today, iVision is capable of providing the entire hardware, software, and network infrastructure necessary to implement and support E-business applications. Services include the coordination of ongoing hardware purchases, software licensing, and network enhancements, which guarantees reliability, scalability, and security for customers. Contractual hosting services are billed monthly. Hosting being a standardized service highly automated based on high volume and low cost.

     iVision has the opportunity to rime the sale of application templates based of ZoneXY.com developed with BroadVision development tool kit to other community-oriented sites. This will include the sale of service templates such as text display modules, chat modules, bulletin board modules, marketing modules, customer support modules, e-commerce modules, operation planning applications, and methodology tools. Selling a site will generate various types of revenues such as: license fees, hardware, consulting, project management, web development, hosting and operations. The community model is becoming increasingly popular and numbers of business community models exists to that effect. Literature and books in the domain are becoming best sellers, as the needs arise to create community of INTEREST on the net on which various players can capitalize. The popularity of community sites will be directly proportional to its capacity to adapt to the life form that the members of the community will instill and to its capacity to adapt individually to each member. In that sense, the "community model" built by iVision is a marketable product that can appeal to various buyers, should they be social (government, organisms, etc.) or should they be commercial (mass retailers such as Amazon.com or others).

     2.  MARKET  DEVELOPMENT

     The Company's business and marketing best explained in view of its overall business objectives. The Company will offer flexible and evolutionary business solutions, to develop dynamic web sites for small, medium and large-size companies, by integrating animated graphics, in which the customer can add new features (e.g., product catalogues and price lists) or customization. It will also be possible to add electronic commerce features to this solution, without having to start from scratch. This solution will address business-to- business or business-to-consumer needs.

     Developing web sites that will allow creating interest groups, by integrating customization features that allow our customers to properly identify the products or services that they whish to offer to their customers. This solution will address the need to do one on one business. iVision will seek out strategic alliances and partnerships that will facilitate the sale of marketing campaigns and advertising.

     Establish strategic alliances with related firms (e.g., Arthur Andersen, Price Waterhouse, Sierra Systems consultants, etc.) that are well known throughout medium and large-size companies and will help us to position our e-commerce business solutions.

     To assure that market development success and at the same time increase our revenue, it is very important to precede with an acquisition of a complimentary company who has a large client base with very good credibility in the IT business. Therefore, that company needs to have an efficient marketing team to obtain rapidly some web development success in the business-to-business and business-to-consumer market.

     The Registrant identified and successfully negotiated an agreement with Dynasys Technologies inc., ("Dynasys") based in Montreal; Dynasys meets all of the criteria identified by iVision's management as necessary for implementing its marketing plans. Dynasys' management and marketing people have proven their ability to develop a strong relationship with their clients and have established excellent credibility in the Canadian and European markets. Dynasys has created a strong network with upper management in many industries like manufacturing, retailing, banking and many others. This communication network is very important to take the lead in the Internet business solution provider.

     The following paragraphs describe the history and background of Dynasys as related to the Registrants' business marketing plan.

     Dynasys Technologies was established in 1996 by a group of computer specialists. These individuals provided Dynasys with substantial experience in information technologies which allowed the company to enjoy early market success. Today it has a team of thirty experts specialized in various information processing fields. Its technical expertise and use of new leading edge technologies have allowed Dynasys Technologies to quickly grow and gain recognition in the industry.

     Sales for fiscal 1998 increased by 70% to reach $4,200,000 CDN and net profit is over 35%. Due to the growth of the new technologies (i.e.: intranet - extranet, e-commerce, multimedia, etc.), even faster growth of overall activities is anticipated in the future.

     Dynasys offers a wide range of consulting services: strategic planning, management, development, migration, and computer system maintenance using auxiliary resources or outsourcing. Using this approach, Dynasys has been able to provide for all of the needs of businesses that use information technologies. The accomplishments and the experience gained has allowed Dynasys to perfect leading edge technologies, such as the development of client-server applications, the production of object-oriented systems, and the design of intranet-extranet applications.

     Finally, Dynasys places puts a lot of emphasis on research and development, to encourage the creativeness of its personnel. Its Research and Development group has already developed three products (ADAPT/2000, ADAPT/EURO and TRANSLATE/400), that work on the IBM AS/400 technology platform.

                  Sectors of activities of Dynasys Technologies

     Since its creation, Dynasys has observed a commercial strategy of varying its sources of income, to ensure a balanced budget and allow for constant growth. Today, Dynasys can count on its diverse commercial activities to increase its market share. There are three sectors of activity:

1-  Product  Development  and  Marketing:

     Dynasys Technologies develops and markets the products ADAPT/2000, DAPT/EURO, TRANSLATE/400.

     ADAPT/2000 is a solution that allows computer programs to securely and functionally support the arrival of the year 2000.

     ADAPT/EURO is a solution that allows adapting computer programs to support the Euro currency.

     TRANSLATE/400 is a completely automated tool that allows generating copies of applications that work on the AS/400 technology platform, in a desired language.

2-  Consulting  services:
                        -
     Dynasys offer a complete range of consulting services for all technology platforms. This range of services addresses strategic consulting, systems integration, and application support and evolution needs. As far as consulting services go, our mission is to provide management with flexible, evolutionary, and profitable business solutions.

3-  Outsourcing:
     With Dynasys, outsourcing involves taking over the responsibility for information systems operations and equipment, and system software and application software management from customers, at their own site or at Dynasys' computer centers. This complete or partial transfer of computer operation allows the Company's customers to dedicate themselves entirely to their mission and meeting their objectives.

                         Dynasys Technologies' Clientele

     Dynasys has carried out most of its mandates in the private sector, specifically in the manufacturing, banking, distribution, and transportation sectors. Several of our customers are industry leaders: Alcan, Provigo, Reynolds, Financi re Banque Nationale, Standard Paper Box, Canadian National, Star Data (Toronto), Calberson Transport (Paris), Frigidaire Canada and Frigidaire USA, and Iron Ore. These business relations represent many stepping stones for information technology projects, specifically in the newer technologies, such as Web site development and electronic trade.

                    Dynasys Technologies' Marketing Strategy

     In the Spring of 1999, Dynasys laid down its marketing strategy, which can be summed up in three points:

1-     Position  the  ADAPT/EURO  product  in  the  European  market;
2-     Target  the  U.S.  market  and  implement the marketing plan for the tool
TRANSLATE/400  and  distribute  ATENOR  testing  tools;
3-     Take  advantage  of  the  Company's  knowledge  and business relations to penetrate  the  consulting  services  market  in  Europe.

     To imlement the marketing plan, Dynasys put together a marketing team which has many years of expertise in the world of computerized information management. This sales team is made up of seven people who have mastered various information technology related fields.

     One of the first priorities is to position the tool called ADAPT/EURO, which addresses the problems related to the introduction of the new currency in Europe and North America. The Gartner Group's study indicates that there is the potential generation of more than 100 billion dollars from the American market and double of that amount from the European market. To take the lead for the European market, Dynasys Technologies has associated itself with a French partner, the Androne Group. This company is very present in the industrial and financial markets, and the ADAPT/EURO solution is a major asset in penetrating these markets. Dynasys has high hopes for this product, since it targets all small, medium and large companies. This is where the its French partner will have an important role to play, introducing Dynasys and its affilate, iVision to their customers.

     Also, since Androne Group is also very active in the consulting services sector, this association allowed Dynasys Technologies to develop a new market for its consulting services. Since this association, Dynasys has placed 15 consultants with mandates with Androne Group customers. Also, while taking advantage of our European relations, Dynasys plans to place over 25 consultants with mandates in Paris before the end of 1999.

     The excellent collaboration between Dynasys and Androne Group has created a different kind of partnership. Indeed, Androne Group has developed a non-regression testing tool that the Dynasys had been searching for some time. Dynasys has entered an agreement for the North American and European market distribution of the testing product called ATENOR

     Dynasys Technologies' other priorities will be the deployment of its translation tool called TRANSLATE/400. Market globalization brings new users to businesses. These users will have access to their different computer systems. In many cases, they will speak a language other than the one used in developing these systems. It therefore becomes imperative to have multi-language systems that can adequately address this fact, while minimizing translation efforts and costs. That's a reality for the American market with the new users speaking Spanish. It's needful to give them the opportunity to work with the information system in their native language.

     Dynasys has therefore officially launched this product during the biggest gathering of users of IBM AS/400 technology in San Antonio, Texas, at COMMON FALL 99, where over 6,000 participants visited during three days. Dynasys also took advantage of this event to launch the testing tool called ATENOR on the market.

     Dyasys displayed these two products at COMDEX FALL 1999, which was held in Las Vegas, from November 15 to 19. This is the biggest information technologies related event. Over 200,000 visitors from about one hundred countries attended this event and visited with exhibitors to discover new and innovative products.

                               ELECTRONIC COMMERCE

     Since the beginning of 1999, Dynasys has been planning to develop an electronic trade solution. It was felt that this solution would complete the range of products and services the Company offers to its clients, and increase the market share, while observing the Company's diversification philosophy. The Company had the choice of developing a solution in-house or to see what was on the market. The Company searched for a flexible and evolutionary business solution to address the formidable electronic trade market.

     After having analyzed several products, management of Dynasys selected the iVision Group solution. After several meetings between management of Dynasys and iVision, it was mutually determined that a business relationship between the companies would position them to become one of leaders in the new electronic trade market.


COMPETITION

Internet communities are extremely competitive and iVision is working to develop a niche for what its management believes to be a unique approach to this rapidly growing industry. As discussed above, the relationship with Dynasys is part of that approach. Nonetheless, iVision is in the development stage and faces competition from recognized, financially secure companies with greater financial, managerial and other resources. Within the areas that define the Registrant's business objectives (discussed above) iVision has identified the following competitors:

iVillage
     iVillage is a public company with a leading online women's network and one of the most demographically targeted online communities on the World Wide Web (see www.ivillage.com). iVillage's network, is an easy-to-use, comprehensive
      ----------------
online network of sites tailored to fit the interests and needs of women aged 25 through 49, and provides advertisers and merchants with targeted access to women using the Web. The network consists of 14 channels covering the leading topics of interest to women online, such as family, health, work, money, food, relationships, shopping, travel, pets and astrology.

Student  Advantage
     Student Advantage is a public company that prints a quarterly student magazine and has a web site (www.studentadvantage.com) that targets college
                                  ------------------------
students. They have a national fee-based membership program with over 1,000,000 student members who receive benefits including ongoing discounts on products and services offered by over 40 national partners and 12,000 partners in 115 local markets. The studentadvantage.com Web site currently offers content, community and e-commerce targeted to college students.

US  Internetworking
     US Internetworking is public company that produces large scale corporate web sites (see www.usinternetworking.com). It is also an Application Service
                  -------------------------
Provider (ASP) for BroadVision and other major companies. USi offers integrated end-to-end solutions for Internet applications to mid-sized enterprise clients for a flat monthly fee. The company is based in Annapolis Maryland and has approximately 400 employees.




EMPLOYEES

As at November 1, 1999, the Company had approximately 30 employees either part time or full time.

     The Company uses a basic employment contract to protect the Company's trade and proprietary secrets. The Company's employees are not party to any collective bargaining agreements. The Montreal area has a relatively large pool of people experienced in development and implementation of web sites. The Company will use independent workers and consultants to fill any gap in its workforce requirements. The Company believes its employee relations are good.

ITEM  2
MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION

PLAN  OF  OPERATION

     During the period January 27, 1999 to May 31, 1999, the period following the acquisition of iVision USA, Inc., the Company's revenues were $0. During this period the Company had a net loss of ($1,243,726). The Company funded this loss through contributed capital and loans.

     In order to successfully develop its business, the Company will require additional capital to carry out its plans. The Company will seek to generate such funds through the sale of securities either under a registration or pursuant to an exemption with the possibility of institutional financing. The Company is presently evaluating the merits of the various alternatives to fund the Company's next phase of development and provide operating capital. Management is confident that the Company be able to achieve the required equity and/or debt necessary to achieve the Company's near term goals. However, the Company does not presently have any financing arranged nor can there be any assurance that an underwriter can be found on terms acceptable to the Company. In the absence of such financing, the Company may be unable to put its plans into effect.

     The Company's business consists of two main activities: iVISION SMART-SIGHTS (proprietary online communities) and iSOLUTIONS (web business consulting).

      The  following  strategies  will  be  used to market iVISION SMART-SIGHTS:

     The Company plans to market its online communities by distributing a printed guide that will draw attention to the online community. In the case of CAMPLUS, the printed guide is expected to be distributed to students on college and university campuses by student representatives that are hired by the Company and via inserts in student magazines that are distributed freely on campus. At this point, the Company has not finalized any distribution agreements that will guarantee the success of the distribution model. Beginning in the year 2000, the Company expects to apply the same distribution model in the United States in order to access the larger market.

     The Company intends to increase its membership by building brand awareness. The Company will identify all of its proprietary sites under the brand of
iVISION SMART-SIGHTS, which is in the process of being trade marked. All iVISION SMART-SIGHTS will be accessible at the domain address of www.zonexy.com.
                                                                 --------------

The success of the Company's proprietary online communities is founded on the protection of member profiles. In order to protect its members' privacy, the Company has implemented a policy that treats the Company as custodian of the members' profile information. Members have the option of withholding their profile information or releasing it at their discretion. The Company believes that its privacy policy is among the most protective in the business.

     The Company will grow by acquiring other web sites with members and content. In addition, the Company will seek out strategic alliances and partnerships that will facilitate the sale of marketing campaigns and advertising. The Company also intends to joint venture with advertising agencies that will use their existing relationships to sell the Company's products.

     To date, the Company has entered into a limited number of strategic alliances in order to build its communities, provide community-specific content, generate additional traffic, increase membership and facilitate distribution.

     The Company has developed innovative approaches to sell many of its products. For example, rather than running traditional banner ads, the company designs animated advertisements that captivate, appeal and entertain (for examples, consult the DEMO at www.iv1.com).
                                   -----------

Concerning  iSOLUTIONS,  the  Company  employs  the  following  strategies:

     ISOLUTIONS will grow by acquiring companies with value added expertise or established clienteles. ISOLUTIONS will also seek alliances with third parties in the information consulting business that have privileged relationships and elements that can speed up the delivery of projects.

     On May 17, 1999, the Company agreed to acquire Javanaise Informatics Services Corporation (herein after Javanaise), through its wholly owned subsidiary, iVision USA Inc., a corporation organized under the laws of the State of Delaware. Javanaise agreed to be acquired in exchange for 34,000 shares of the common stock of iVision Group Ltd. and payments totaling $CAD 150,000. Javanaise is a technology consulting company with expertise in the implementation processes required for the development of web based projects. This will help the Company develop iSOLUTIONS by obtaining consulting contracts and working with third parties in the design and implementation of personalized communities.

     Based on present market conditions and the strong demand for personalized communities that incorporate BroadVision software and the Company's proprietary e-commerce and marketing modules, the Company expects that most of these projects could be sold for $250,000 or more.

iSOLUTIONS will earn revenues from the sale of BroadVision software, development fees, maintenance fees and hosting fees.

     In May of 1999, the Company became an Application Service Provider and reseller for BroadVision (software) Inc. This positions the Company as one of the few solution providers for the clients of BroadVision. It also enables the Company to earn a profit margin on sales of BroadVision software.

ITEM  3
DESCRIPTION  OF  PROPERTY

     The Company presently occupies 6,686 square feet of office space in Westmount, Quebec near the city of Montreal. The space is leased at the basic rate of $10,469 CND per month from SITQ Real Estate. The term of the lease is until April 1, 2001, renewable for an additional two years with a 6 month notice. Additional costs to the Company include: electricity and supplemental air conditioning costs associated with the server room at the rate of $285.00
CND per year per ton of refrigeration installed. The server room is air-conditioned with a separate emergency power supply in the event of a power failure. The server room has been certified by the National Bank of Canada as a secure environment for the company's web servers and as an approved facility for electronic commerce.

     In addition to the above, the Company also maintains an office in Wilmington, Delaware. This office serves as a temporary facility within an executive center while the Company finds a suitable US location for its operations. The office is leased for $ 6,200 US per year on a yearly basis with automatic renewal unless there is 60 days notice before the anniversary. The space is rented from Delaware Corporate Management Inc. (DCM).

ITEM  4
SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

     The following table sets forth certain information, as of November 30, 1999, with respect to stock ownership of each person known by the Company to be the beneficial owner of more than five (5%) percent of the Company's outstanding Common Stock. The following table additionally sets forth the ownership by each director and all directors and officers as a group, and their percentage ownership of Common Stock.


NAME  AND  ADDRESS  OF               NUMBER  OF  SHARES          PERCENT  OF
BENEFICIAL  OWNERS  OF  5%+          OF  COMMON  STOCK          CLASS  (1)
---------------------------          -----------------          ----------
Vision  Management  Services  LTD       4,000,000                 34.76%
 1  Westmount  Square,  Suite  650
  Montreal,  Quebec  H3P  2Z9

Bear Bay Management (Caribbean) Inc.    2,600,000                 22.59%
 2500  Daniel-Johnson  Blvd.,
Suite  1108
 Laval,  Quebec  H7t  2P6

Den-O-Tech  Technology  Inc.            1,400,000                  12.16%
 2365  Marimier
 Longueuil,  Quebec

NAME  AND  ADDRESS  OF                   NUMBER  OF  SHARES          PERCENT  OF
DIRECTORS  &  OFFICERS                    OF  COMMON  STOCK          CLASS  (1)
----------------------                    -----------------          ----------

Louis  Pratt                                         0                   0%
1228  Etienne-Blanchhar
Montreal,  Quebec  H2M  2L5

Jean  Lavoie                                         0                   0%
13343  Desjardins
Pierrefonds,  Quebec  H8Z  3H7

Victor  Lacroix  (1)                            50,000                 nil%
10330  Olympia
Montreal,  Quebec  H2C  2W2

Michael  Palmer                                250,000                2.17%
12  Strathearn  S.
Montreal  West,  Quebec  H4X  1X4

Guy  Courcelle                                  10,000                 nil  %
420  Chemin  des  Patriotes  S.
St-Hilaire,  Quebec  J3H  3G8

Andr  Dorais                                    50,000                 nil%
7185  Jean  Bourdon  Ave.
Montreal,  Quebec  H4K  1G7

Patrice  Letailleur                                  0                    0%
4365  Marcil  ave.
Montreal,  Quebec  H4A  2Z9
___________________________
All  corporate  officers  and  directors
 as  a  group  (5  persons)  including  stock
 attributable to them:                        2,960,000                25.27%

* Mr. Lacroix owns 50% of Bear Bay Holding Canada Inc. which owns 2,600,000 shares of the Company.


November 30, 1999. As of said date, the Company has not issued any shares of its stock other than Common Stock.)

ITEM  5
DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONA

The  Directors  and  Executive  Officers  of  the  Company  are  as  follows:

NAME                    TITLE                       POSITION HELD SINCE     AGE
----                    -----                      ---------------------    ---

Louis  Pratt       President,  CEO  and  Director         Sept.   1999       36

Michael  Palmer    Director                                March  1998       41

Jean  Lavoie       Vice-President of Sales and Marketing   March 1998        38

Andre Dorais -     Director, Corporate Counsel            January 1999       48

Victor  Lacroix    Director                                March  1998       37
Guy  Courcelle     Director                                March  1998       38


LOUIS  PRATT-  PRESIDENT,  CEO  AND  DIRECTOR

Education:
     1986 Graduated Herzing Institute with a C.E.C. Progammer/analyst degree.

M.  Pratt  is  presently  the  President  and  one  of  the founders of  Dynasys
Technologies,  Inc.,  which  is  described  herein  in  detail.

 Sept. 1999 to present, President and CEO of iVision Group, Inc. 1996- present, President Dynasys Technologies, Inc.
1995-1996   President,  Prolotech  Technologies,  Inc.
1994-1995   President,  Louis  Pratt  Information,  Inc.
1989-1994   Analyst  and  project  manager  for  Provigo  Distribution,  Inc.


JEAN  LAVOIE  -  V.  PRESIDENT,  SALES  AND  MARKETING

EDUCATION:

1982-1989     Montreal  University,  Bachelor's degree in information management systems.
1978          Jonquier  College,  DE.C  Computer  system

Sept.  1999  -  present   Vice-president  Sales & Marketing, iVision Group, Inc.
Aug.   1997-present       Dynasys  Technologies  inc.,  Vice-president  Business
                          development
1994-1997                 APG Solutions & Tecnologies, Inc., Senior director,
                          business  development
1993-1994                 AT&T  Global  Information  Solutions,  President

MICHAEL  PALMER  -  DIRECTOR

Education:
1988     Concordia  University  (Montreal,  Quebec)
         M.A.  (Educational  Technology)
1987     Concordia  University  (Montreal,  Quebec)
         Graduate  Diploma  in  Instructional  Technology
1984     McGill  University  (Montreal,  Quebec)
         Bachelor  of  Social  Work

As the Director of Business Development, Mr. Palmer is responsible for the coordination and development of business relationships and opportunities.

1988  -  1998     On/Q  Corporation  -  Vice-President  Marketing  &  Partner

Responsible for the design and management of multimedia productions as well as marketing, sales, business development, distribution, and customer relations. Produced applications on numerous multimedia formats including: CD-ROM, Digital Video Interactive, Interactive Video, Compact Disc-interactive, Photo-CD,
CD-Video,  and  the  World  Wide  Web.

ANDRE  DORAIS  -  DIRECTOR,  CORPORATE  COUNSEL

Education:
1977-1978     Sherbrooke  University  (Sherbrooke,  Quebec),
              M.Sc.(Fiscal  Studies)
1976          Quebec  Bar,  Member  of  the  Bar  of  Quebec
1975          University  of  Montreal  (Montreal,  Quebec)
              Bachelor  of  Law  (LL.L  .)
1972          H.E.C.  (Hautes  tudes  Commerciales,  Montreal,  Quebec),
              B.A.  (Accounting)

Mr. Dorais is a Montreal based lawyer with an international corporate law practice. Mr. Dorais counsels the Board of Directors of iVision in all legal matters. Mr. Dorais has been operating his own private practice since 1984.

VICTOR  LACROIX  -  DIRECTOR

Education:
     1985  -  1988     University  of  Montreal  (Montreal,  Quebec),
                       M.Sc.  (Anthropology)
     1982  -  1985     University  of  Montreal  (Montreal,  Quebec)
                       B.Sc.  (Science)
     1979  -  1982     Ahuntsic  College  (Montreal,  Quebec)
                       DEC  Pure  and  Applied  Sciences)

Mr.  Lacroix  is one of the founders and currently the President and CEO of Bear
Bay Holding Canada Inc., a diversified financial corporation with interests in mutual funds and venture capital financing. The company maintains offices in Canada, Europe and Barbados.

1995  -  present      Bear  Bay  Holding  Canada  Inc.,  President  and  CEO
1993  to  1995     Self  employed,  Financial  Planner
1988  -  1993     Sun  Life  of  Canada,  Financial  Planner

GUY  COURCELLE  -  DIRECTOR

Education:
1977  -  1980     Gembloux  University  (Gembloux,  Belgium)
                  B.Sc.  (Agriculture)

Mr. Courcelle is the Executive Director of Bear Bay Holding Canada, Inc. He is in charge of European business development for the company, which is a diversified financial corporation with interests in mutual funds and venture capital financing. The company maintains offices in Canada, Europe and Barbados.

1999  -  present  Bear  Bay  Holding  Canada
1995  -  1998     Self  Employed,  Business  consultant
1988  -  1995     CDV  Packaging  Inc.

LTEM  6
EXECUTIVE  COMPENSATION

     The Company's compensation policy is to pay its executives in the middle salary range for similar positions being offered elsewhere. The Company attracts its employees with a generous stock options plan. The following table lists the top three salaried employees as of November 1, 1999.
SUMMARY  COMPENSATION  TABLE
----------------------------
Name               Position                   Salary               Options
----               --------                   ------               -------

Louis  Pratt      President  &  CEO           $80,000               50,000
Michael  Palmer   Vice-President  Production  $80,000              250,000
Jean  Lavoie      Vice-President  Sales       $80,000                -0-
                   and  Marketing

LTEM  7
CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

There  are  no  related  party  transactions.

ITEM  8
DESCRIPTION  OF  SECURITIES

     The following is a summary of certain provisions of the Company's Articles of Incorporation, as amended, and rights accorded to the holder's of Common Stock, generally and as a matter of law and does not purport to be complete. It is qualified in its entirety by reference to the Articles of Incorporation, as amended and Nevada Corporation Law (Exhibits 3.1, which are incorporated by reference)

     In accordance with the Company's Articles of Incorporation, as amended, the total number of voting common stock authorized that may be issued by the Company is 100,000,000 shares of stock with a par value of $0.001 per share and no other class of common stock shall be authorized. Each of said shares shall have equal voting-rights, shall not have cumulative voting rights and said shares may be issued by the Company from time to time upon such terms and conditions and for such consideration as may be determined by the Board of Directors.

     Subject to the provisions of the Articles of Incorporation, as amended, and to applicable law, dividends on the outstanding shares of common stock of the Company may be declared in such amounts and at such time or times as the Board of Directors may determine. Before payment of any dividend, there may be set aside out of the net profits of the Company available for dividends, such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board of Directors shall think conducive to the interests of the Company and the Board of Directors may abolish such reserve.

     If the Company is liquidated, dissolved, and wound up for any reason, distribution of the Company's assets upon liquidation will be made to the holders of shares of Common Stock on a pro rata basis. A consolidation or merger of the Company with another company, or the sale of all or substantially ail of the Company's assets, is not deemed a liquidation, distribution or winding up for this purpose.

PART  II
ITEM  I

MARKET  PRICE  OF  DIVIDENDS  ON  THE  REGISTRANT'S  COMMON
EQUITY  AND  OTHER  SHAREHOLDER  MATTERS

The  Company  does  not  intend  to  declare  any  dividends  at  this  time.

The principal market for the Company's securities is the Over-The-Counter, Bulletin Board (OTC BB) managed by the National Association of Securities
Dealers  (NASD).  The  Company's  stock  is  traded  under  the  symbol  "IVIG".

The source of the information below was provided by the National Quotation Bureau and reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions and have not been adjusted for stock splits or dividends.

Period                           High  Bid                           Low  Bid
------                           ---------                       ---------------
January  1999  -  March  1999      2.9375                             1.125
April  1999  -  June  1999           4.00                              2.00
July  1999-  September  1999         2.37                              1.00

PART  II
ITEM  2

LEGAL  PROCEEDINGS

     There is one pending action, filed in the Courts for the Province of Quebec, District of Montreal, which has been filed asserting a claim against iVision USA, Inc., a wholly owned subsidiary of the Company. This action is based upon the plaintiff's claim of breach of a commercial contract. The plaintiff is claiming damages in the amount of $54,625 CND. It is too early to assess the exposure that the subsidiary may have from this claim, however, in the opinion of the Company's management, the total amount of the claim does not present a significant financial exposure to the Company or its subsidiary. To the best information of Company's management, there are no other pending or threatened legal proceedings by or against the Company.




PART  II
ITEM  3

CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

     From 1997 to date, the Company's principal accountant is Andersen, Andersen & Strong, L.C. of Salt Lake City, Utah. The firm's report for the period from inception to December 31, 1998 did not contain any adverse opinion or disclaimer, nor were there any disagreements between management and the Company's accountants.

PART  II
ITEM  4

RECENT  SALES  OF  UNREGISTERED  SECURITIES

     On January 26, 1999, the Company issued the following shares these individuals as consideration for the exclusivity of their services and for services performed:

Name                    Position  then  Held                    Shares
----                    --------------------                    ------
Michael  Palmer          Chief  Operating  Officer               250,000
John  Schwinghamer       Chief  Financial  Officer               200,000
David  Kassar            Director  of  Sales                      50,000

     In addition, on the same date the Company issued 170,000 shares to 3561593 Canada Inc. for the performance of financial services. The above shares were estimated to be worth $1.00 per share at the time of their issuance.

On January 27, 1999, the Company acquired 100% of the issued and outstanding shares of iVision USA Inc., a Delaware corporation, in exchange for 8,000,000 shares of Common Stock of the Company, and, based upon that exchange, the shareholders of iVision USA Inc. became the majority shareholders of the Company.

     In addition to the foregoing, the Company has issued, in isolated transactions, the restricted common stock, as follows:

1.     Acquisition  of  Janvanaise  Informatics  Services  Corporation  Inc.
       ---------------------------------------------------------------------
("Javanaise  Co.")
       -----------

On September 1, 1999, the Company acquired form Alain Bergeron and Helene Julien all the issued and outstanding shares of Bergeron Conseils et Realisations Inc. ("Bergeron Co."), which sole activity consists of holding 50% of all the issued and outstanding shares of Javanaise Co., and from La Societe de Gestion, Louis Martin Inc., the other 50% of all the issued and outstanding shares of Javanaise Co. The purchase price for all the above mentioned shares was $150.000.00 CND, which amount is fully paid as of the date hereof, and the issuance in favor of Alain Bergeron and Helene Julien of 34,000 shares of Common Stock of the Company, 17,000 of which were remitted to them on September 1, 1999 and the other 17,000 shares remitted to a trustee which shall, upon completion of certain conditions, release the same to Alain Bergeron and Helene Julien in the two (2) years following the acquisition date (September 1, 1999).

     Javanaise Co. is an information technology consulting corporation specialized principally in the field of developing new software programs which rendered several services to the Company before its acquisition. Its president (Alain Bergeron) and other employees became, after the acquisition date, employees of the Company.

2.     Acquisition  of  Ixiem  Productions  Inc.  ("Ixiem")
       ----------------------------------------------------

     On September 15, 1999, the Company acquired from Francois Charron and Schlagalack Inc. all the issued and outstanding shares of IXIEM! Productions Inc., a Canadian corporation, in exchange for 200,000 shares of the Company's restricted common stock. Said stock is subject to certain contractual post-agreement conditions.

PART  II
LTEM  5

LDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

     The Company's Articles and By-Laws provide for indemnification for liability, including expenses incurred in connection with a claim of liability arising from having been an officer or director of the Company for any action alleged to have been taken or omitted by any such person acting as an officer or director, not involving gross negligence or willful misconduct by such person.

     Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust, or other enterprise. The Company's bylaws provide that such person shall be indemnified and held harmless to the fullest extent permitted by Nevada law.

     Nevada law permits the Company to advance expenses in connection with defending any such proceedings, provided that the indemnity undertakes to repay any such advances if it is later determined that such person was not entitled to be indemnified by the Company. The Company's bylaws require that the Company advance such funds upon receipt of such an undertaking with respect to repayment.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     IVISION  GROUP,  LTD.
          (REGISTRANT)

         /s/ Victor Lacroix

     BY:______________________________________
         Victor Lacroix, Director

DATED:  30  DAY  OF November,  1999

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant  and  in  the  capacities  indicated  on  the  30  day  of
November,  1999

/s/  Victor Lacroix
_____________________               Director  and  Chairman

/s/  Andre Dorias
_____________________               Director  and  Treasurer

/s/  Lousi Pratt
_____________________               Director

25

PART  III
ITEM  I

INDEX  TO  EXHIBITS

The  following  documents  are  filed  as  part  of this Registration Statement:

Item  Number          Item  Description

(a)          Financial  Statements

               Reports  of  Independent  Certified  Public Accountants (audited)

Balance Sheets as of December 31, 1998; and the statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1998, and 1997 and the period February 19, 1986 (date of inception) to December 31, 1998.


              Notes  to  Financial  Statements

              Report  of  Independent  Certified  Public Accountant (unaudited)

Consolidated Financial Statements, the compiled balance sheet of iVision Group LTD and Subsidiaries as of September 30, 1999, and the related statement of income for the nine months then ended.

              Notes  to  Consolidated  Financial  Statements

(b)           Exhibits  Required  by  Item  601  of  Regulation  SK

                      3.1     Articles  of  Incorporation  and  Amendments

                      3.2     By-Laws

                      4 Instruments defining rights of security holders, including indentures.

                            None.

                      9     Voting  Trust  Agreement

                             None

                     10     Material  Contracts

                     10.1   Share  Purchase  Agreement,  IXIEM!

                     10.2   Share  Purchase  Agreement,  Javanaise

                     21     List  of  Subsidiaries  of  iVision  Group  Ltd.

     NAME                         Domicile
     ----                         --------

iVision  Integral,  Inc.            Canada

iVision  USA,  Inc.                 Delaware

                     27.1   Financial Data Schedule

                     27.2   Financial Data Schedule

                   [LETTERHEAD OF ANDERSEN ANDERSEN & STRONG]


Board  of  Directors
I  Vision  Group  LTD  and  Subsidiaries

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have compiled the accompanying balance sheet of I Vision Group LTD and Subsidiaries as of September 30, 1999 and the related statement of income for the nine months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit selected notes to the financial statements and the statement of cash flows required by generally accepted accounting principles. If the omitted disclosures and statement of cash flows were included in the financial statements, they might influence the user's conclusions about the Company's financial position, results of operations, and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/     ANDERSEN  ANDERSEN  &  STRONG

November  30,  1999
Salt  Lake  City,  Utah

                      I  VISION GROUP LTD AND SUBSIDIARIES
                         ( DEVELOPMENT STAGE COMPANIES)
                           CONSOLIDATED BALANCE SHEET
                               SEPTEMBER  30, 1999




ASSETS

CURRENT ASSETS
Cash. . . . . . . . . . . . . . . . . . . . . . . . . .  $   59,490
    Accounts receivable - related parties . . . . . . .      20,966
  Accounts receivable . . . . . . . . . . . . . . . . .     190,315
  Prepaid expenses. . . . . . . . . . . . . . . . . . .      14,648
                                                         -----------
       Total Current Assets . . . . . . . . . . . . . .     285,419
                                                         -----------

EQUIPMENT - net of accumulated depreciation . . . . . .     261,861
                                                         -----------

GOOD WILL - Notes 3 and 4 . . . . . . . . . . . . . . .     235,858
                                                         -----------

                                                         $  783,138
                                                         ===========
LIABILITIES AND STOCKHOLDERS'
EQUITY

CURRENT LIABILITIES
    Note payable - related parties. . . . . . . . . . .  $  101,000
Accounts payable - related parties. . . . . . . . . . .     960,193
    Accounts payable. . . . . . . . . . . . . . . . . .     162,847
                                                         -----------
Total Current Liabilities . . . . . . . . . . . . . . .   1,224,040
                                                         -----------

STOCKHOLDERS' EQUITY
Common stock
       100,000,000 shares authorized, at $0.001 par
        value; 11,268,000 shares issued and outstanding      11,268

Capital in excess of par value. . . . . . . . . . . . .     356,796

Deficit accumulated during the
development stage . . . . . . . . . . . . . . . . . . .    (808,966)
                                                         -----------

Total Stockholders' Deficiency. . . . . . . . . . . . .    (440,902)
                                                         -----------

                                                         $  783,138
                                                         ===========



   The accompanying notes are an integral part of these financial statements.

                       I VISION GROUP LTD AND SUBSIDIARIES
                         ( DEVELOPMENT STAGE COMPANIES)
                      CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                        AND THE PERIOD DECEMBER 15, 1998
         (DATE OF INCEPTION OF I VISION USA, INC,) TO SEPTEMBER 30, 1999


                                                      (NOTE 3)
                                                   DEC 15, 1998
                           SEPT  30,          (DATE OF INCEPTION) TO
                             1999                 SEPT  30, 1999
                     ----------------------  ------------------------
REVENUES. . . . . .  $               3,524   $               417,897

EXPENSES. . . . . .              1,138,389                 1,226,863
                     ----------------------  ------------------------

NET LOSS. . . . . .  $          (1,134,865)  $              (808,966)
                     ======================  ========================



NET LOSS PER COMMON
SHARE

  Basic . . . . . .  $               (0.11)
                     ----------------------



AVERAGE OUTSTANDING
   SHARES

     Basic. . . . .             10,260,000
                     ----------------------





   The accompanying notes are an integral part of these financial statements.

                      I   VISION GROUP LTD AND SUBSIDIARIES
                         ( DEVELOPMENT STAGE COMPANIES)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                PERIOD FROM FEBRUARY 19, 1986 (DATE OF INCEPTION)
                              TO SEPTEMBER 30, 1999



                                                      COMMON  STOCK    CAPITAL  In
                                                    ------------------  EXCESS  OF     ACCUMULATED
                                                     SHARES    AMOUNT    PAR VALUE     DEFICIT
                                                   ----------  -------  -----------  ------------
BALANCE FEBRUARY 19, 1986 (date of inception) . .           -  $     -  $        -   $         -

Issuance of common stock for cash
at $.025  - June 24, 1988 . . . . . . . . . . . .     720,000      720      17,280             -

Issuance of common stock for cash
  at $.025 - August 20, 1988. . . . . . . . . . .     600,000      600      14,400             -

Issuance of common stock for cash
at $.025 - September 19, 1988 . . . . . . . . . .     200,000      200       4,800             -

Issuance of common stock for cash
     at $.025 - November 30, 1988 . . . . . . . .     600,000      600      14,400             -

Issuance of common stock for cash
     at $.025  - December 16, 1988. . . . . . . .     200,000      200       4,800             -

Net operating loss for the year ended
     December 31, 1988. . . . . . . . . . . . . .           -        -           -       (58,000)

Issuance of common stock for cash
    at $.20  - April 25, 1998 . . . . . . . . . .      44,000       44       8,756             -

Net operating loss for the year
ended December 31, 1998 . . . . . . . . . . . . .           -        -           -       (10,000)
                                                   ----------  -------  -----------  ------------

BALANCE DECEMBER 31, 1998 . . . . . . . . . . . .   2,364,000    2,364      64,436       (68,000)

Issuance of common stock for all stock
   of   I Vision USA Inc. - January 27, 1999. . .   8,000,000    8,000     (64,436)      393,899
   Note 3

Issuance of common stock for services
   at $0.10 - February 8, 1999. . . . . . . . . .     670,000      670       6,030             -

Issuance of common stock as part payment for all
    stock of Bergeron Conseils Et Inc.  and
    La Societe De Serices - September 1, 1999 . .      34,000       34      50,966             -

Issuance of common stock for all stock of
    Xiem Productions Inc. - September 15, 1999. .     200,000      200     299,800             -


Net operating loss for the nine months ended
    September 31, 1999. . . . . . . . . . . . . .           -        -           -    (1,134,865)



BALANCE SEPTEMBER 30, 1999. . . . . . . . . . . .  11,268,000  $11,268  $  356,796   $  (808,966)
                                                   ==========  =======  ===========  ============




   The accompanying notes are an integral part of these financial statements.

                      I   VISION GROUP LTD AND SUBSIDIARIES
                          ( DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS



1.     ORGANIZATION

The Company was incorporated under the laws of the state of Nevada on February 19, 1986 with authorized common stock of 10,000,000 shares with par value of $.0025. On April 15, 1998 the authorized common stock was increased to 100,000,000 shares with a change in par value to $0.001 and on February 9, 1999 the Company changed its name to I Vision Group Ltd.

On April 15, 1998 the Company completed a reverse common stock split of two shares of its outstanding stock for one share and on January 8, 1999 a forward common stock split of one share of outstanding stock for four shares. This report has been prepared showing after stock split shares with a par value of $0.001 from inception. The company has been in the development stage since inception and has been primarily engaged in the business of developing mining properties and during 1988 the company ceased operations and remained inactive until 1998. See note 3.

2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Accounting  Methods
-------------------

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend  Policy
----------------

The  Company  has  not  yet  adopted  a  policy  regarding payment of dividends.

Income  Taxes
-------------

At December 31, 1998, the Company (without its subsidiaries) had a net operating loss carry forward of $68,000. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful since the Company has no operations. The loss carryforward will expire beginning in years 2004 though 2019.

Estimates  and  Assumptions
---------------------------

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Cash  and  Cash  Equivalents
----------------------------

The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months, to be cash equivalents.

                      I   VISION GROUP LTD AND SUBSIDIARIES
                          ( DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



2.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

Foreign  Currency  Translation
------------------------------

Part of the transactions of the Company were completed in a foreign currency and have been translated to US dollars as incurred, at the exchange rate in effect at the time, and therefore, no gain or loss from the translations is recognized. If a completed transaction has a balance sheet date between a later settlement date, resulting in a gain or loss, the amount is reported in the current period income statement.

Financial  instruments
----------------------

The carrying amounts of financial instruments, including cash, accounts receivable, equipment, and accounts payable, are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a liquidation of the Company.

Earnings  (Loss)  Per  Share
----------------------------

Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding, after the stock splits, in accordance with FASB statement No 128.

Principals  of  Consolidation
-----------------------------

The consolidated financial statements shown in this report includes the accounts of the Company and its wholly owned subsidiaries as outlined in notes 3 and 4. All material intercompany accounts and transactions have been eliminated.

3.  ACQUISITION  OF  OUTSTANDING  STOCK  OF  I  VISION  USA  INC.

On January 27, 1999 the Company acquired all of the outstanding stock of I Vision USA Inc. through a stock for stock exchange in which the stockholders of I Vision USA Inc. received 8,000,000 common shares of the Company in exchange for all of the stock of I Visions USA Inc. I Vision USA Inc. was organized in the state of Delaware on December 15, 1998 and had purchased all of the outstanding stock of I Vision Integral Inc. which was organized in Canada during March 1998. I Vision USA Inc. and I Vision Integral Inc. were organized for the purpose of conducting electronic commerce on the World Wide Web. The assets held by I Vision USA Inc. and I Vision Intregal Inc. consists of computer software and hardware.

After the completion of the acquisition the outstanding stock of the Company was 11,034,000 common shares of which 77% was owned by related parties.

For reporting purposes, the acquisition is treated as an acquisition of the Company by I Vision USA Inc. (reverse acquisition) and a recapitalization of I Vision USA Inc. The historical financial statements prior to January 27, 1999 are those of I Vision USA Inc. and its subsidiary I Vision Integral Inc. Good Will was recognized from the acquisition. See note 4.

                      I   VISION GROUP LTD AND SUBSIDIARIES
                          ( DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



4.  ACQUISITION  OF  ALL  OUTSTANDING  STOCK  OF  ADDITIONAL  SUBSIDIARIES

During September 1999 the company acquired all of the outstanding stock of La Societe De Services, Bergeron Conseils Et Realisations Inc., and Ixiem Productions Inc. by the issuance of 234,000 shares of its common stock and a promissary note of $150,000Cn. The subsidiaries are engaged in the business of conducting electronic commerce on the World Wide Web. The transactions were recorded as a purchase which resulted in the recognition of Good Will and will be amortized over a useful life of five years or a shorter period if there is an impairment of value.

3.  RELATED  PARTY  TRANSACTIONS

Related  parties  own  71%  of  the  outstanding  stock  of  the  Company.

4.  GOING  CONCERN

The Company will need additional working capital to be successful in its planned operations.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through long term financing and additional equity funding which will enable the Company to continue operations for the coming year.







                   [LETTERHEAD OF ANDERSEN ANDERSEN & STRONG]



Board  of  Directors
Engle  Mining  Co.,  Inc.
Salt  Lake  City,  Utah

     REPORT  OF  INDEPENDENT  CERTIFIED  PUBLIC  ACCOUNTANTS

We have audited the accompanying balance sheets of Engle Mining Co., Inc. (a development stage company) at December 31, 1998 and the statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1998 and 1997 the period February 19, 1986 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Engle Mining Co., Inc. at December 31, 1998 and the results of operations and cash flows for the years ended December 31, 1998 and 1997 and the period February 19, 1986 (date of inception) to December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and will need working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  ANDERSEN  ANDERSEN  &  STRONG


April  10,  1999
Salt  Lake  City,  Utah

                             ENGLE MINING CO., INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                DECEMBER 31, 1998

ASSETS

CURRENT ASSETS

Cash. . . . . . . . . . . . . . . . . . . . . . . . . .  $      -
                                                         ---------

      Total Current Assets. . . . . . . . . . . . . . .  $      -
                                                         =========

LIABILITIES AND STOCKHOLDERS'
EQUITY

CURRENT LIABILITIES

Accounts payable. . . . . . . . . . . . . . . . . . . .  $  1,200
                                                         ---------

Total Current Liabilities . . . . . . . . . . . . . . .     1,200
                                                         ---------

STOCKHOLDERS' EQUITY

Common stock
       100,000,000 shares authorized, at $0.001 par
        value; 2,364,000 shares issued and outstanding.     2,364

Capital in excess of par value. . . . . . . . . . . . .    64,436

Deficit accumulated during the
development stage . . . . . . . . . . . . . . . . . . .   (68,000)
                                                         ---------

Total Stockholders' Equity  (Deficiency). . . . . . . .    (1,200)
                                                         ---------

                                                         $      -
                                                         =========



   The accompanying notes are an integral part of these financial statements.

                             ENGLE MINING CO., INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                        AND THE PERIOD FEBRUARY 19, 1986
                    (DATE OF INCEPTION) TO DECEMBER 31, 1998




                                                   FEBRUARY  19,  1986
                         DEC  31,     DEC  31,    (DATE OF INCEPTION) TO
                           1998          1997      DECEMBER 31, 1998
                     -------------  ------------  -------------------
REVENUES. . . . . .  $          -   $          -  $                -

EXPENSES. . . . . .        10,000              -              68,000
                     -------------  ------------  -------------------

NET LOSS. . . . . .  $    (10,000)  $          -  $          (68,000)
                     =============  ============  -------------------



NET LOSS PER COMMON
SHARE

  Basic . . . . . .  $     (0.004)  $          -
                     =============  ============



AVERAGE OUTSTANDING
   SHARES

     Basic. . . . .     2,364,000      2,320,000
                     -------------  ------------



     The  accompanying notes are an integral part of these financial statements.

                             ENGLE MINING CO.,  INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                PERIOD FROM FEBRUARY 19, 1986 (DATE OF INCEPTION)
                              TO DECEMBER 31, 1998


                                                COMMON  STOCK     CAPITAL In
                                             -------------------   EXCESS OF   ACCUMULATED
                                                SHARES    AMOUNT   PAR VALUE    DEFICIT
                                               ---------  -------  ----------  ---------
BALANCE FEBRUARY 19, 1986 (date of inception)          -  $     -  $        -  $      -

Issuance of common stock for cash
at $.025  - June 24, 1988 . . . . . . . . . .    720,000      720      17,280         -

Issuance of common stock for cash
  at $.025 - August 20, 1988. . . . . . . . .    600,000      600      14,400         -

Issuance of common stock for cash
at $.025 - September 19, 1988 . . . . . . . .    200,000      200       4,800         -

Issuance of common stock for cash
     at $.025 - November 30, 1988 . . . . . .    600,000      600      14,400         -

Issuance of common stock for cash
     at $.025  - December 16, 1988. . . . . .    200,000      200       4,800         -

Net operating loss for the year ended
     December 31, 1988. . . . . . . . . . . .          -        -           -   (58,000)

Issuance of common stock for cash
    at $.20  - April 25, 1998 . . . . . . . .     44,000       44       8,756         -

Net operating loss for the year
ended December 31, 1998 . . . . . . . . . . .          -        -           -   (10,000)
                                               ---------  -------  ----------  ---------

BALANCE DECEMBER 31, 1998 . . . . . . . . . .  2,364,000  $ 2,364  $   64,436  $(68,000)
                                               =========  =======  ==========  =========





   The accompanying notes are an integral part of these financial statements.

                             ENGLE MINING CO., INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                        AND THE PERIOD FEBRUARY 19, 1986
                    (DATE OF INCEPTION) TO DECEMBER 31, 1998



                                                                             FEBRUARY 19, 1986
                                                                            (DATE OF INCEPTION)
                                            1998                  1997    TO DECEMBER 31, 1998
                                        -------------         -----------  ----------------------
CASH FLOWS FROM
OPERATING ACTIVITIES

Net loss . . . . . . . . . . . . . . .  $           (10,000)  $         -  $             (68,000)

Adjustments to reconcile net loss to
net cash provided by operating
activities

         Changes in accounts payable .                1,200             -                  1,200


    Net Cash Used  by  Operations. . .               (8,800)            -                (66,800)
                                        --------------------  -----------  ----------------------

CASH FLOWS FROM INVESTING
ACTIVITIES . . . . . . . . . . . . . .                    -             -                      -
                                        --------------------  -----------  ----------------------

CASH FLOWS FROM FINANCING
ACTIVITIES

Proceeds from issuance of common stock
                                                      8,800             -                 66,800
                                        --------------------  -----------  ----------------------

Net Increase (Decrease) in Cash. . . .                    -             -                      -

Cash at Beginning of Period. . . . . .                    -             -                      -
                                        --------------------  -----------  ----------------------

Cash at End of Period. . . . . . . . .  $                 -   $         -  $                   -
                                        ====================  ===========  ======================





    The  accompanying notes are an integral part of these financial statements.

                             ENGLE MINING CO., INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS



1.     ORGANIZATION

The Company was incorporated under the laws of the state of Nevada on February 19, 1986 with authorized common stock of 10,000,000 shares with par value of $.0025. On April 15, 1998 the authorized common stock was increased to 100,000,000 shares with a change in par value to $0.001.

On April 15, 1998 the Company completed a reverse common stock split of two shares of its outstanding stock for one share and on January 8, 1999 a forward common stock split of one share of outstanding stock for four shares. This report has been prepared showing after stock split shares with a par value of $0.001 from its inception.

The company has been in the development stage since inception and has been primarily engaged in the business of developing mining properties. During 1988 the company abandoned its remaining assets and settled its liabilities and since that date has remained inactive.

2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Accounting  Methods
-------------------

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend  Policy
----------------

The  Company  has  not  yet  adopted  a  policy  regarding payment of dividends.

Income  Taxes
-------------

At December 31, 1998, the Company had a net operating loss carry forward of $68,000. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful since the Company has no operations. The loss carryforward will expire beginning in years 2004 though 2019.

Estimates  and  Assumptions
---------------------------

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

                      ENGLE  MINING  CO.,  INC.
                  (A  DEVELOPMENT  STAGE  COMPANY)
            NOTES  TO  FINANCIAL  STATEMENTS  (CONTINUED)

2.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

Cash  and  Cash  Equivalents
----------------------------

The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months, to be cash equivalents.

Financial  instruments
----------------------

The carrying amounts of financial instruments, including the accounts payable, are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Earnings  (Loss)  Per  Share
----------------------------

Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding, after the stock splits, in accordance with FASB statement No 128.

3.  RELATED  PARTY  TRANSACTIONS

Related parties have acquired 91% of the outstanding stock of the Company at December 31, 1998.

4.  GOING  CONCERN

The Company intends to acquire interests in various business opportunities which, in the opinion of management, will provide a profit to the Company however additional working capital will be needed to be successful in this effort.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding which will enable the Company to continue operations into the coming year.

Management recognizes that there can be no assurance that the Company can be successful in this effort.